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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

N-Viro International Corporation
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
62944W207
(CUSIP Number)
J. Patrick Nicholson
N-Viro Energy Systems, Inc.
2306 Birch Run Court
Sylvania, Ohio 43560
419-829-3555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	62944W207	Page	2	of	17

1	NAMES OF REPORTING PERSONS: J. Patrick Nicholson N-Viro Energy Systems, Inc. FEIN 34-1117429

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		211,171 5.6%

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		211,171

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

211,171

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, CO

CUSIP No.	62944W207	Page	3	of	17
ITEM 1. SECURITY AND ISSUER
The class of equity securities to which this Statement relates is the Common Stock of N-Viro International Corporation, a Delaware corporation the Issuer. The Issuer’s principal executive office address is: 3450 W Central Avenue, Toledo, Ohio 43606.
ITEM 2. IDENTITY AND BACKGROUND
     a J. Patrick Nicholson, N-Viro Energy Systems, Inc.
     b both at: 2306 Birch Run Court, Sylvania, Ohio 43560
     c J. Patrick Nicholson is retired and previously served as the Chairman of the Board and CEO of the Issuer. N-Viro Energy Systems, Inc. was formerly the general partner of N-Viro Energy Systems, Limited, a limited partnership that was terminated as of December 31, 2001, and was one of the predecessor entities that combined to form N-Viro International Corporation (the Issuer) in October 1993.
     d-e During the last five years, neither J. Patrick Nicholson nor N-Viro Energy Systems, Inc. have been i convicted in a criminal proceeding excluding traffic violations or similar misdemeanors or ii a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     f. J. Patrick Nicholson—United States; 181: N-Viro Energy Systems, Inc. Ohio.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
J. Patrick Nicholson was a founder of the Issuer and acquired a material portion of his current interest in the Issuer in its initial public offering on October 12, 1993.
ITEM 4. PURPOSE OF TRANSACTION
J. Patrick Nicholson has previously stated his intentions to correct Perceived and suspected wrongdoing and mismanagement at the Issuer. In furtherance of these intentions, J. Patrick Nicholson has formed an unwritten alliance with another shareholder for the purpose of challenging management’s candidates for the Board of Directors at the Annual Meeting of Shareholders to be held in May, 2007, and for other purposes as described herein. Other than the anticipated proxy challenge and other matters described herein, J. Patrick Nicholson has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs a through j of the General Instructions for Item 4.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     a            J. Patrick Nicholson beneficially owns 211,171 shares of Common Stock, or 5.6% of the outstanding shares of Common Stock of the Issuer.
     J. Patrick Nicholson claims to own one share of the Issuer’s Series A Redeemable Preferred Stock, par value $.01 per share, the Preferred Stock representing 100% of the outstanding shares of Preferred Stock. There exists a dispute about whether or not the Preferred Stock was properly redeemed by the Issuer.
     b            J. Patrick Nicholson has the sole power to direct the disposition and voting of all shares indicated in a above.

CUSIP No.	62944W207	Page	4	of	17
     c            Transactions conducted by J. Patrick Nicholson since the filing of Amendment No. 4 to this Form 13D are as follows:

Amount	Price Per Share	Transaction Type	How Effected	Date

2,307	$1.35	Sale	Broker	09/25/06
Transactions Conducted by N-Viro Energy Systems, Inc. since the filing of Amendment No. 4 to this Schedule 13D are as follows:

Amount	Price Per Share	Transaction Type	How Effected	Date

2,000	$1.15	Sale	Broker	09/05/06

2,000	$.96	Sale	Broker	09/06/06

500	$1.01	Sale	Broker	09/07/06

1,500	$.90	Sale	Broker	09/12/06

1,500	$1.17	Sale	Broker	09/14/06

2,000	$1.11	Sale	Broker	09/15/06

1,000	$.90	Sale	Broker	09/18/06

2,000	$.96	Sale	Broker	09/19/06

1,500	$1.05	Sale	Broker	09/20/06

2,000	$1.05	Sale	Broker	09/21/06

2,500	$1.30	Sale	Broker	09/25/06

1,124	$1.35	Sale	Broker	09/26/06

3,000	$1.51	Sale	Broker	09/28/06

3,000	$1.50	Sale	Broker	09/29/06

CUSIP No.	62944W207	Page	5	of	17

Amount	Price Per Share	Transaction Type	How Effected	Date

3,000	$1.40	Sale	Broker	10/02/06

1,100	$1.40	Sale	Broker	10/03/06

500	$1.40	Sale	Broker	10/04/06

1,400	$1.40	Sale	Broker	10/05/06

1,100	$1.40	Sale	Broker	10/06/06

1,000	$1.40	Sale	Broker	10/10/06

500	$1.30	Sale	Broker	10/12/06

500	$1.30	Sale	Broker	10/16/06

1,000	$1.30	Sale	Broker	10/18/06

1,000	$1.30	Sale	Broker	10/19/06

500	$1.30	Sale	Broker	10/19/06

2,400	$1.40	Sale	Broker	10/23/06

3,000	$1.40	Sale	Broker	10/26/06

3,000	$1.20	Sale	Broker	11/10/06

3,000	$1.31	Sale	Broker	11/13/06

2,000	$1.39	Sale	Broker	11/14/06

800	$1.42	Sale	Broker	11/15/06

500	$1.40	Sale	Broker	11/15/06

1,700	$1.40	Sale	Broker	11/16/06

2,500	$1.56	Sale	Broker	11/17/06

1,500	$1.55	Sale	Broker	11/17/06

2,500	$1.70	Sale	Broker	11/20/06

500	$1.73	Sale	Broker	11/20/06

2,000	$1.50	Sale	Broker	11/20/06

2,500	$1.66	Sale	Broker	11/21/06

400	$1.70	Sale	Broker	11/21/06

500	$1.65	Sale	Broker	11/21/06

600	$1.75	Sale	Broker	11/21/06

3,000	$1.75	Sale	Broker	11/22/06

500	$1.85	Sale	Broker	11/22/06

500	$1.90	Sale	Broker	11/22/06

500	$1.80	Sale	Broker	11/22/06

CUSIP No.	62944W207	Page	6	of	17

Amount	Price Per Share	Transaction Type	How Effected	Date

500	$1.70	Sale	Broker	11/22/06

3,000	$1.65	Sale	Broker	11/24/06

3,000	$1.75	Sale	Broker	11/27/06

3,000	$1.70	Sale	Broker	11/28/06

3,000	$1.92	Sale	Broker	11/30/06

3,000	$1.92	Sale	Broker	11/30/06

3,000	$1.88	Sale	Broker	12/04/06

4,000	$1.88	Sale	Broker	12/05/06

4,000	$1.95	Sale	Broker	12/06/06

2,000	$1.71	Sale	Broker	12/07/06

2,000	$1.70	Sale	Broker	12/08/06

2,400	$1.90	Sale	Broker	12/11/06

4,000	$1.71	Sale	Broker	12/11/06

5,000	$1.90	Sale	Broker	12/12/06

362:
d-e Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Introduction
     Over forty years ago J. Patrick Nicholson (Nicholson) began an effort to utilize industrial by-products economically and in an environmentally sound manner, to replace energy intense materials. That effort resulted in the formation in 1993 of N-Viro International Corporation (NVIC), a U.S. public company traded on the OTCBB. Now, that public company has become controlled by a small group of investors, which appears to be led by Robert A. Cooke of Providence Rhode Island. This group has no record of successful development of environmental technology; in fact, it appears that this group of investors has participated in the demise of at least four other companies, to the knowledge of Nicholson. These companies are identified as Symbiate, Inc., Jaybird Music Group, H. Quotient, Inc., and Worldtech, Inc. Their only visible endeavor involving an environmental company has been a defunct venture in Saltville, Virginia which was known as Worldtech. In Mr. Nicholson’s opinion, many of this group’s actions have been wrong, and possibly criminally wrong. It appears that they have an agenda of which the NVIC stockholders have not been properly informed. In this statement, Mr. Nicholson describes the actions that he believes have harmed NVIC and jeopardized stockholder value. Further, this filing announces: a) the intentions of Mr. Nicholson and N-Viro Energy Systems, Inc. in selling all shares presently owned in NVIC; and, b) the formation of an agreement between Mr. Nicholson and another shareholder to challenge management nominees for directors, and other issues, in 2007.

CUSIP No.	62944W207	Page	7	of	17
Attached Document and Description of Events
     Attachment C is a letter dated November 22, 2006, from a long- time NVIC investor, Harry Hackett. Mr. Hackett points out what he believes are clear conflicts of interest of Mr. Kasmoch (Director and CEO) and Mr. DiPrete (Director). Mr. Hackett has been involved with NVIC and NVIC technology for over 25 years. He is an environmental engineering consultant and was formerly chief environmental engineer at the Holcim Cement Company, the world’s second largest cement producer. Mr. Hackett is well qualified to hold his concerns and convictions. Mr. Nicholson’s planned agreement with Mr. Hackett is discussed below.
Undisclosed Transfer of Control
     With zero transparency, a condition believed to be contrary to SEC regulations, and yet strangely accepted by NVIC leadership, Mr. Cooke, the Cooke Family Trust, and associates whose identities are unknown to shareholders generally now appear to control well over 50% of the stock of NVIC. This fact has been demonstrated by the annual meeting of NVIC held in Cocoa Beach, Florida on November 14, 2006 (which lasted 3 minutes), adjourned to Toledo, Ohio on November 28, 2006. Mr. Nicholson believes that the Cooke group controlled the election of directors at this annual meeting. The group that appears to be in control has never identified itself as a controlling group, nor identified the individuals or business entities included in this group. The identity of Mr. Cooke’s associates is a matter of great concern to Nicholson. How they acquired their stock is a highly questionable issue! Was insider trading involved? Was stock manipulation involved? Is there any evidence of such activity? Why has such activity not been investigated? Who are they? Do they represent a single contractor which could be to the detriment of NVIC stockholders generally? Do any of them represent mob (organized crime) interests? Has NVIC been the victim of a RICO racketeering conspiracy, or is there some ongoing illegal activity outside the view of stockholders? What is the truth? There has been zero transparency! Many directors have been intimidated by the influence resulting from this group’s undisclosed control. However, there has been zero transparency of such control to NVIC stockholders.
Intentions of J.P. Nicholson
     Mr. Nicholson discloses his intent to do the following:
1. Sell the remaining shares of NVIC owned by NVES;
2. Prosecute a pending arbitration against NVIC pertaining to the wrongful termination of Mr. Nicholson’s Consulting Services Agreement with NVIC;
3. Prosecute a pending lawsuit against NVIC, the Cooke group, collaborating directors, and others in the U.S. District Court for the Northern District of Ohio, Western Division;
4. Enter into a collaborative agreement with Harry Hackett and other NVIC shareholders as yet unidentified providing that this group will take actions in concert for the purposes of:
     a. proposing new candidates through proxy procedures for membership on the NVIC Board of Directors;
     b. challenging the management and policies of NVIC generally; and,
     c. seeking to eliminate conflicts of interest and other conditions believed by Mr. Nicholson and Mr. Hackett to be detrimental to NVIC shareholder value.
     d. Possibly reactivating N-Viro Energy Systems, Inc. (NVES) as an active member of the Bio-Mineral Industry utilizing new revolutionary technology, now in development.

CUSIP No.	62944W207	Page	8	of	17
Request for Investigation
     Further, Mr. Nicholson intends to refer the unanswered questions described above to appropriate regulatory and law enforcement agencies, including the FBI, U.S. Dept. of Justice, U.S. Securities and Exchange Commission, and Ohio Division of Securities, for the purpose of asking these agencies to investigate and determine the truth.
Board of Directors Policies and Actions
     When Mr. Nicholson left the NVIC Board of Directors in 2003, he warned all stockholders of the possibility of hidden agendas of those parties who appeared to be seeking control. In Mr. Nicholson’s opinion, the misfeasance of the Board since 2003 formed the basis of Mr. Nicholson’s complaint against NVIC currently pending in federal court. Mr. Nicholson’s complaints are supported by the lack of progress of NVIC in either profit generation or development of existing alternative fuel technology patents and other existing new patents.
     Since 2002, can any director name a single, major contribution to NVIC revenue or value that Dr. Logan, Mr. Haslinger, Mr. Levin or Mr. DiPrete has made for NVIC? These four individuals appear to be costing NVIC over $250,000 per year! What shareholder value have they achieved? What is the real reason for their continued compensation? Has there been any development of technologies patented between 2000 and 2002? If not, why not? Has there been a hidden agenda, e.g., to transfer key assets away from NVIC? Is there any evidence of attempts To move NVIC assets to other entities? Why has there been no regulatory investigation of evidence of such activities?
     In a recent letter (dated September 14, 2006) to NVIC CEO, Tim Kasmoch, Mr. Nicholson made the following statements:
1. Over 95% of all current revenue was developed by a Nicholson (Patrick Nicholson, Mike Nicholson, or Tim Nicholson). There has not been much meaningful contribution from Mr. Levin, Dr. Logan, Mr. DiPrete or Mr. Haslinger.
2. 100% of all revenue-producing technology was developed by Mr. Nicholson and/or Dr. Jeffrey Burnham. After 10 years as Technical Director of NVIC, Dr. Logan has yet to commercialize any invention.
     Mr. Nicholson believes that the third quarter 2006 financial report at NVIC demonstrated chaos. Operating losses were more than double 2005 in spite of the fact that there had been no shutdown of the Toledo plant in 2006, compared to a one month shutdown in 2005. The loss of admixture revenue, i.e., >$475,000, has reduced total sales by over 25%. No explanation was given for this drop in revenue. NVIC terminated the employment of Tim Nicholson, Mr. Nicholson’s son, in late 2005. Tim Nicholson was the admixture division, the largest profit center at NVIC. Now, Tim Nicholson is a competitor, and it appears that his activities have negatively impacted NVIC’s admixture results in 2006. Who is responsible for allowing this to happen? Tim Nicholson was a primary inventor of NVIC’s bio-fuel technology. Tim Nicholson was key to both the present and the future of NVIC, and he was terminated without any explanation to stockholders.
     In the 2001 NVIC Annual Report to Stockholders, Dr. Logan and Mr. Nicholson published two letters: A New Beginning, and Present at the Creation (Exhibit B). These letters clearly identified the huge problems to NVIC growth caused by EPA’s failure to enforce sludge regulations and the immediate opportunity available to NVIC as a result of: (a) the public condemnation of EPA’s negligence; and, (b) NVIC’s new (2000-2002) patented technologies. Four years of patent life has

CUSIP No.	62944W207	Page	9	of	17
irretrievably been lost! NVIC has lost value, credibility and reputation. The staff has been decimated in a period of apparent significant growth opportunity for NVIC, the opportunity was damaged, if not destroyed, by legal and financial maneuvers that appear to have been conducted by the Cooke group and their collaborative NVIC directors. Yes, the balance sheet improved, but at a terrible cost in stock dilution (60%)and company market impact, respect, and potential profitability. The entire operations leadership is gone which may present a risk to process control at the Toledo pasteurization facility.
     Over the last three years (2004-2006) at NVIC, research, marketing and technology commercialization appear to have ceased, sales staff has been cut by two-thirds, while director/consultant compensation appears to have increased by over 300%. NVIC has disclosed that a major stockholder(Mr. Cooke) has a huge promotional contract for which there exist no positive results known to Mr. Nicholson. In 2006, Mr. Cooke (a shareholder, but not a Board member, officer or employee) is believed to have received more compensation from NVIC than the entire Board of Directors received in a single year prior to Mr. Cooke’s involvement. Is appears possible to Mr. Nicholson that the Cooke group is involved in the decline or demise of another company.
     The above suggests that management may have some undisclosed agenda, possibly inconsistent with the best interests of shareholders generally.
     Details of any such agenda are unknown; however, it was critical that NVIC’s exciting technology always be available to a broad base of interested contractors and/or waste managers so that its enormous economic and environmental/conservation benefits would be economically accessible to all, at the best rate of return to all NVIC stockholders. The concentration of control in the hands of any single contractor, mob controlled or otherwise, greatly diminishes the value of NVIC’s patented technology to NVIC’s stockholders. Today, NVIC’s CEO is the owner and CEO of a topsoil supply company whose existing business competes with NVIC licensees. At his initiative, NVIC has aggressively become a trucker actively competing with NVIC’s long-established relationships in the trucking business. Apparently, due to the actions of Mr. Kasmoch’s other company, NVIC may be drawn into a dispute with the Ohio EPA, a dispute which is a potential concern to City of Toledo officials who administer NVIC’s critically important contract with the City of Toledo.
     NVIC’s environmental and technology position appears to have been subordinated by the Board and management to an unknown strategy. This is wrong! Mr. Nicholson believes that the present situation is tragic and jeopardizes NVIC’s future. Mr. Nicholson believes regulatory and law enforcement agencies have an obligation to investigate this situation. Specifically, the identities of members of the group apparently headed by Mr. Cooke should be determined and, if such disclosure is legally appropriate, revealed to stockholders. Any previously undisclosed agreements or understandings among directors that might relate to actual or planned self-dealing transactions should be identified and, if such disclosure is legally appropriate, revealed to stockholders. It is Mr. Nicholson’s opinion that such an investigation might reveal violations of law.
     It is Mr. Nicholson’s further opinion that the circumstances Regarding the demise of the four other companies referred to in Item 6 above, believed to have been impacted in some manner by the Mr. Cooke and certain associates, also be investigated to determine whether or not a pattern of possibly illegal interference and/or other wrongdoing can be established.

CUSIP No.	62944W207	Page	10	of	17
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Index to Exhibits appears as next page; there are 3 exhibits attached.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ J. Patrick Nicholson
Date: January 2, 2007
     J. Patrick Nicholson, for himself and as President of N-Viro Energy Systems, Inc.

Name/Title:	J. Patrick Nicholson, individually
J. Patrick Nicholson, President, N-Viro Energy
Systems, Inc.
Exhibit Index to Form 13D/A
Filed by J. Patrick Nicholson on January 2, 2007
Exhibit
422: Title of Exhibit
Incorporated
on Page #
Page #
8
A
Consent to Joint
Filing
EXHIBIT A
CONSENT TO JOINT FILING
     J. PATRICK NICHOLSON AND N-VIRO ENERGY SYSTEMS, INC. HEREBY CONSENT TO THE JOINT FILIING OF THEIR INFORMATION WITH THE U.S. SECURITES AND EXCHANGE COMMISSION.
/S/ J. PATRICK NICHOLSON
J. PATRICK NICHOLSON
N-VIRO ENERGY SYSTEMS, INC.
/S/ J.PATRICK NICHOLSON, PRESIDENT
BY:

CUSIP No.	62944W207	Page	11	of	17
EXHIBIT B
“PRESENT AT THE CREATION”
J. Patrick Nicholson, retiring CEO, N-Viro International
I wish to take this final opportunity as retiring N-Viro CEO to educate our stakeholders on the environmental and conservation industry and the barriers that special interests have created to impair or de-rail U.S. environmental and conservation goals and objectives. This has been a difficult fight and we have both the years and the scars to prove it.
“Present at the Creation” was the title of the autobiography of The Honorable Dean Achenson, Secretary of State for President Harry S. Truman. Secretary Achenson indeed was a critical participant in the development and implementation of the foreign policy of the United States at the end of World War II and the critical years immediately following World War II.
Almost forty years ago, in the mid-1960’s, the author, with other Toledo civic leaders, applauded the leadership of the Toledo Blade to create “Clear Water, Inc.”, a non-profit organization, headed by Toledoan Ned Skeldon, to raise funds to clean up the Maumee River and Lake Erie. In those days Lake Erie was called “the dead lake.” In 1983 our oldest son, Jim, lost a leg to cancer, which we believe was caused by Lake Erie pollution. Thus, our family has a personal commitment to clean water as a national objective:
In the early 70s President Nixon established the U.S. Environmental Protection Agency. Congress enacted the first Clean Water legislation in 1973. In 1979 the Clean Water Act was renewed, calling for regulations on wastewater plant residuals within three years. Fourteen years later, after EPA was sued in federal court by the Resource Defense Council, federal sludge regulations were finally published, i.e. 40 CFR 503. The federal implementation and enforcement of those regulations has been a myth, as nearly everyone associated with the industry will admit. Conversely, the implementation and enforcement of clean water regulations has been quite good. It is interesting to examine the reasons for this difference. Why does EPA do a good job in cleaning the water and a poor job in using the residuals?
There has been no effective political force opposed to clean water. There are many powerful political forces opposed to beneficial utilization of wastewater residuals. Powerful consultants want to continue to use capital intense destructive processes such as incinerators or digesters. Disposal contractors want to continue landfill practices, even when those practices generate huge unregulated, unrecorded quantities of methane (CH4), nitrous oxide (NOX) and carbon dioxides (C02) and no regulations now exist governing these emissions. Chemical fertilizer companies oppose effective use of land applied POTW residuals as they can be, if used properly, effective substitutes for agricultural chemicals. Instead of implementing and enforcing a good program, USEPA has let the program deteriorate and self-destruct. Why?
In March 2000 (2000-P-10) and in March 2002 (2002-S-000004) the Office of Inspector General of USEPA (OIG) issued scathing criticism of EPA’s wastewater residual regulations (40 CFR 503) and their implementation and enforcement, or lack thereof. These two reports, each exceeding fifty pages, left no room for doubt. EPA performance was unacceptable! An excellent letter from Greg

CUSIP No.	62944W207	Page	12	of	17
Kester, P.E., Wisconsin State Residuals Coordinator, dated September 10, 2001, is included in the latter report. We applaud Mr. Kester’s efforts and opinions.
The 2002 report states: “EPA officials said investigating health impacts from biosolids is not an EPA responsibility; rather, they believe it is the responsibility of the National Institute of Occupational Safety and Health, the Centers for Disease Control, and local health departments. Furthermore, EPA does not have a formal process to track health-related complaints.”
Unbelievably, this statement is true! In 1997 we used “Freedom of Information Act” to obtain information from EPA on the causes of the 1993 Cryptosporidium outbreak in Milwaukee, which killed over 100 U.S. citizens, and which experts blamed on either biosolids and/or animal manures. EPA told us: “They have no information.” Today, EPA is drafting regulations for animal manure management. Without full information on public health risks, how can EPA credibly develop regulations on animal manures or biosolids?
In the March 2002 report the OIG adds: “EPA’s position, explained in a 1995 guide to the Sludge Rule risk assessment, is that pathogen levels for Class B biosolids, when coupled with crop harvesting and site access restrictions, have been demonstrated to be sufficient to protect public health and the environment. While we did not attempt to evaluate this position, we noted in our prior audit report of March 2000 that EPA does not have an effective program for ensuring. compliance with land application requirements, e.g. crop harvesting and site access requirements.”
Without enforcement, there can be little hope of compliance, and without faith in compliance, public perception is a major concern. EPA has created a credibility problem. Hopefully, the baby (Class A products and recycling concepts) will not get thrown out with the bath water (unacceptable practices).
In 1976, under the leadership of President Ford, congress overwhelmingly passed the Resource Conservation and Recovery Act (RCRA). This critical national legislation, passed in a time of energy crisis, was enacted to ensure that U.S. waste resources were effectively managed so that they:
1. Did not pollute air, land or sea.
2. Were utilized wherever possible, particularly to conserve or replace energy to allow conservation of natural resources.
The intent of Congress was clear. Section 6000 required a national purchasing program to encourage conservation of waste resources.
In 1979 and 1980 the electric utility industry worked with EPA to develop procurement guidelines for the use of electric power plant fly ash to compliment Portland Cement in the production of Portland Cement Concrete. As a direct result of that program the use of fly ash to replace cement has increased six-fold with great savings to the U.S. taxpayer. How many such programs have followed? How is RCRA being implemented or enforced? Is there an EPA office or program of Recycling or Resource Conservation and Recovery? Why not?
In spite of RCRA’s mandate to support utilization over disposal, EPA’s landfill regulations (40 CFR 258) allow the dumping of raw sewage de-watered sludge in landfills. There are no provisions for

CUSIP No.	62944W207	Page	13	of	17
control of airborne pathogens or odors or methane or ammonia. Leaching, of course, is a major problem. Accessibility of landfill workers to raw sludge is ignored as an issue. Conversely, yet correctly, EPA’s. land application utilization regulations (40 CFR 503) require some level of stabilization, disinfection and metals management. It is clear that the disposal option in spite of RCRA is strongly encouraged by the differences in these regulatory protocols. EPA can not claim ignorance of this discrimination against recycling. NRDC and N-Viro both filed written protests when the landfill regulations were announced over twelve years ago.
The mindset at EPA toward beneficial use of POTW residuals has been one of confusion. First, EPA rejected the concept of “clean sludge” being superior to conventional sludge. No incentives were initially considered. Then the regulators offered both A & B with modest incentives to A. Then EPA officials went about the country saying,that “Class A and Class B were equally safe” even though those officials knew that both materials were stored in accessible open fields for significant periods of time and that disinfection standards for Class A were 2,000 times more stringent than Class B. Now, questionable use of B has raised serious public health concerns and there have been serious odor problems with all sludge; A, B, or raw (landfills). The total failure of USEPA to implement and enforce its own regulations is the primary cause of this difficulty. Today, EPA ignores RCRA and fails totally to even support and encourage beneficial utilization.
Congress, in passing RCRA, made clear the policy and best interests of the U.S. If questionable—management at EPA has impaired that policy, then it is up to EPA to get its house in order. Instead of ducking criticism, EPA should open the windows and have public dialogue with industry and environmental/conservation leaders.
If the management of POTW residuals (sludge or biosolids) was the only breach in the effectiveness of EPA RCRA management, this critic could be silenced by the self-interest challenge. In truth, the problem is far, far more extensive. It scares me to death and I cannot walk away without one last effort to challenge EPA’s leadership. Senator McCain’s concern about the power, the tremendous power; of soft money in Washington is my concern. In 1976 Congress passed RCRA and yet 25 years later RCRA is largely ignored. Why?
EPA has identified over 5 billion tons of organic residuals (EPA 530-88-011) that are wasted annually in landfills, surface impoundments, and lagoons. About 75% of these organic wastes are either pulp and paper sludge or animal manures. Not only are these materials not used to conserve natural resources, but also more importantly, these materials are generating huge quantities of methane, nitrous oxides, and carbon dioxides that are greenhouse gases harming both global warming and ozone protection. Only a few of these sites are monitored or regulated. Time magazine (September 4, 2000) published a statement by Dr. Jim Hansen, NASA’s climatologist, who stated that he believes that methane was as big a cause of global warming as fossil fuels. We believe that the CO2 equivalent from organic waste decomposition in the U.S. alone exceeds 2 billion tons per year. That represents one-third of the total U.S. CO2 generation that the U.S. acknowledged at Kyoto. We believe that U.S. greenhouse gas emissions from decomposition at organic disposal sites are at least 200% greater than EPA’s inventory at Kyoto reflected. This situation offers the

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U.S. a golden opportunity to reduce greenhouse emissions with a negligible impact on the economy. Methane is a critical air pollutant that we should be utilizing to reduce foreign energy dependency and to provide sustainable U.S. energy availability. Methane from organic wastes could add over 25% to annual U.S. natural gas supply! Why are we ignoring this opportunity? What needs to be done to utilize waste organics as an energy source?
In 2001 and 2002 N-Viro scientists developed and patented a method of using N-Viro’s patented N-Viro Soil product, which uses mineral by-products to pasteurize organic wastes, to compliment coal as a direct energy source in coal-fired facilities. The N-Viro Soil use as a daily energy source provides a low cost, zero capital, organic management option for organic generators such as Public Owned Treatment Works (POTW) and Confined Animal Feeding Operations (CAFO). Concurrently the technology provides low cost energy, carbon credits, nitrous oxide (NOx) and sulfur dioxide (SO2) scrubbing for electric power plants. We call this technology “N-Viro Fuel.”
N-Viro and a $10 billion dollar per year utility company are in final negotiations to execute a deal to develop a partnership to promote, build and operate these new “N-Viro Fuel” facilities worldwide. We expect the first facility to be tested in 2002 and begin operations in early 2003.
I represented USIA at the initial Earth summit in Rio-de-Janeiro during the administration of President George Walker Push. Global warming is a major ecological and environmental concern. “Carbon credits” may indeed offer civilization-a responsible alternative to continued global warming. I condemn those who continue to hinder the truth. I salute those who challenge the status quo. It is our children and children’s children who will suffer from our indifference. We must act! Carbon credits make sense NOW!
In both 2000 and 2001 I was the keynote speaker at the annual Animal Manure Conference co-sponsored by the Water Environment Federation and the USEPA. I have averaged over 150,000 air miles per year as N-Viro CEO. Truly the U.S. is a participant in a battle for economic survival.
The U.S. ability to compete in many markets is already very difficult. Agriculture export is indeed a major factor today and with the huge U.S. supply of fresh water and good agriculture land, agriculture must be a critical factor for future U.S. exports. CAFO and AFO facilities must be good neighbors. They are too important to be banned. EPA, U.S. Department of Agriculture, and U.S. Department of Energy must work together to solve the manure problem from polluting our air, land and sea, and destroying public acceptability. Answers are available. To date, political courage and leadership has not been available. National standards are essential! Animal manure must be a problem-solving resource, not a public liability. The use of manure as an energy source either to produce natural gas or as a bio-fuel must be pursued and pursued aggressively.
Three final thoughts:
Environmental protection and conservation have long been perceived as democratic issues (at least since President Teddy Roosevelt). I am a lifelong democrat who actively campaigned for John and Robert Kennedy, Jimmy Carter and John Glenn for President. I have watched EPA since its creation. In my judgment the best Administration at

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USEPA ever, was the Administration of William Reilly, in the Presidency of George Walker Bush. I have high hopes for this EPA. President Bush’s support for “carbon credits” in supporting worldwide concerns over global warming makes great sense. There is no perfect answer. Indecision is simply unacceptable!
Lake Erie today is a clean lake. There are many, many areas of EPA activity that have greatly benefited all citizens. Even in those areas of disagreement, e.g. management of wastewater residuals, we have high respect for the integrity and intelligence of EPA Office of Water officials. Frankly, most problems with EPA are with the politicians at EPA, not the professionals.
Senator Robert Kennedy, in his 1968 campaign for U.S. President, closed many of his speeches by quoting George Bernard Shaw: “Some people see things as they are and ask why. I dream of things that have never been and ask why not!” In 1992, prior to the Earth Summit in Rio-de-Janeiro, President Bush said: “Economic Development and Environmental Protection and Conservation can and must work together and walk hand-in-hand.” President George Walker Bush was a good president. His 1992 statement was right on target. I close by asking “why not?”
J. Patrick Nicholson
Chairman of the Board of Directors and Chief Executive Officer
EXHIBIT C

N-Viro Directors and Officers	Harry Hackett
R. Francis DiPrete	9299 Tonneberger
James H. Hartung	Tecumseh, MI
Timothy R. Kasmoch	49286
Phillip Levin
Terry J. Logan
Carl Richard
Joseph H. Scheib
Daniel J. Haslinger
Michael G. Nicholson
Howard E. Hartung
James K. McHugh
N-Viro International Corporation
3450 W. Central Avenue, Suite 328
Toledo, OH
43606
November 6, 2006
N-Viro Directors and Officers:
As a small shareholder of N-Viro International Corporation (N-Viro) I received on Friday afternoon, November 3, the N-Viro Proxy Statement dated on or about October 11, 2006. I have multiple concerns, to wit:
Lack of Reasonable Notice I received the Proxy Statement which notified me of the Annual Meeting being scheduled for the morning of November 14 on the afternoon of November 3. This gave me less than 11 days notice, which I find to be unreasonable and I will not be attending this year’s annual meeting. Not only is eleven days notice too short under any circumstances, but this is further exacerbated by the fact that the annual meeting is not being held at the traditional

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time of year, or at the traditional place. If the annual meeting were held at the traditional time, I would have had some time blocked out in my schedule to allow for it. However, the annual meeting was not held at the traditional time; there was no notice as to why the meeting was not held at the traditional time; there was no notice as to approximately when the meeting might be held; and the announcement of a meeting on November 14 was a complete “bolt out of the blue” with no prior warning whatsoever. Also, the selection of a remote location in Florida for the meeting means that attending it consumes significantly more time than attending a meeting held at the traditional location in Toledo. This commitment of additional time requires more planning which in turn requires more advanced notice. There was a lack of reasonable notice for this year’s annual meeting.
Waste of Shareholder’s Money
Of the 11 N-Viro Directors and Officers who are appropriately expected to attend the Annual Meeting, 8 of the 11 are within driving distance of Toledo, none are within driving distance of Cocoa Beach, Florida. Sending these people to a remote location like Florida to hold the Annual Meeting is a waste of shareholder’s money and a waste of their time (which in turn the shareholders pay for) — a complete boondoggle. Selecting a remote location for the Annual Meeting is a waste of shareholder’s money.
Shareholder Avoidance
The statement at the end of the cover letter for the Proxy Statement “We hope you will be able to attend the meeting and look forward to seeing you there.” is patently disingenuous. If N-Viro genuinely hoped that shareholders would attend the meeting, then N-Viro would have given reasonable notice of the meeting and held the meeting at the location most easily accessible to the greatest number of shareholders. I cannot help but believe that there are more shareholders within driving distance of Toledo than there are shareholders within driving distance of Cocoa Beach, Florida. I am hereby requesting Mr. McHugh send me a list of the Stockholders of Record as of the close of business for September 22, 2006 along with their contact information. I am reasonably confident that a review of this list will prove my point. If somehow this list shows the unbelievable, and that there are more shareholders within driving distance of Cocoa Beach than there are within driving distance of Toledo, I will follow up this letter with a letter of apology to you. Barring that remotest of possibilities, the holding of the Annual Meeting in Cocoa Beach is a blatant attempt to avoid interaction with the shareholders, where theoretically at least, the entire point of the Annual Meeting is to provide an opportunity for shareholder interaction.
Conflicts of Interest
I find it admirable and I completely agree with the N-Viro Code of Ethics and the N-Viro Nominating Committee charter which require the “avoidance of actual or apparent conflicts of interest” and “freedom from any conflicts of interest”. However, even though I am admittedly not a company insider and only know what I read, I cannot reconcile Mr. Kasmoch’s and Mr. DiPrete’s outside affiliations disclosed in this year’s Proxy Statement with the sentiments expressed above. Indeed, Mr. Kasmoch’s and Mr. DiPrete’s affiliations seem rampant with conflicts of interest.
Mr. Kasmoch seems to be simultaneously serving as President and Chief Executive Officer of two different companies — N-Viro International Corporation, and Tri- State Garden Supply. There appears to be business dealings between these two companies both in the area of product distribution and trucking. How can there possibly not be a conflict of interest?
Mr. Kasmoch has to split his time between these two companies; he has to split his interests and loyalties in any dealings between the two companies; etc. This sounds so unbelievable that perhaps I am misreading the documentation. Per this year’s Proxy Statement, Mr. DiPrete appears to have been the President and Board Chairman of Strategic Asset Management, Inc. (SAMI) when SAMI was suing N-Viro. Also, Mr. DiPrete appears to have been the President and a director of Ophir Holdings, Inc. (Ophir) when Ophir was accumulating stock at a discount price unavailable to other shareholders, and when Ophir was being paid for “financial public relations.” How can there possibly not be a conflict of interest? N-Viro needs to live up to it’s commitment to freedom from any conflicts of interest and the avoidance of actual or apparent conflicts of interest.

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Directors Failure to Represent Small Shareholders I have previously expressed my belief that the two largest shareholders in the company — Mr. Cooke and Mr. Nicholson — have an undue influence on the composition of the Board and the actions of the Board. I have previously expressed my desire for some of the directors to be voted on only by the small shareholders. As my previous statements have fallen on deaf ears, I will be submitting (per Rule 14a-8 under the Securities Exchange Act of 1934) before January 11, 2007 a proposal for inclusion in the proxy material for next year’s Annual Meeting. This proposal will basically allow the large shareholders who each own over 5% of the company to appoint directors based on their percentage of ownership, but the rest of the directors to be nominated and voted on in a process independent from those large shareholders.
Thank you for your consideration.
Sincerely,
Harry Hackett